Filed by Hawaiian Airlines, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836


         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Hawaiian Airlines, Inc. ("Hawaiian"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Hawaiian undertakes no obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Hawaiian cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc) and Hawaiian have filed a preliminary proxy statement/prospectus and will be filing a final proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's website (www.sec.gov).

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THE FOLLOWING IS A LETTER FROM JOHN W. ADAMS, CHAIRMAN OF THE BOARD OF HAWAIIAN,
TO HAWAIIAN AIRLINES EMPLOYEES

                             Hawaiian Airlines logo


February 15, 2002



TO:    Hawaiian Airlines Employees

FROM:  John W. Adams
       Chairman of the Board

                  The most persistent question asked of me since the Hawaiian-Aloha merger announcement has been, given all of the achievements of our airline over the past several years, why is this transaction necessary. There has been a lot of speculation in this regard in the newspapers, among politicians, and elsewhere. I would like to give my own perspective on the decision to proceed with this transaction.

                  This past summer I reflected on what we had accomplished at Hawaiian Airlines, and analyzed our likely prospects going forward. There were many positive things achieved. The financial position of the Company was considerably stronger than it had been in a long time. We had just completed, or were about to complete, new pay raises and benefit improvements, long postponed. The airline was in the middle of successfully re-equipping our interisland operations and commencing a program to do the same with our transpac flights. Our financial and marketing technology had been modernized. And so forth. Most importantly, I perceived in management and rank-and-file alike a commitment to quality. Our special Hawaiian culture was catching the attention of more and more of the traveling public.

                  And yet, as I thought about our future, it was clear that something was holding us back. In short, I concluded, we have not had a profitable interisland operation for a long time, and unless we did something about it we could not achieve consistent economic stability. In spite of our investment of over $300 million in our new, efficient 717 fleet, the best we could look forward to was a more or less break even interisland operation. With this lack of profit from an operation accounting for about 35% of our passenger revenue, Hawaiian Airlines would have no chance of getting to a higher level necessary to provide an adequate future for both shareholders and employees. Then the events of September 11th happened and matters got worse.

                  As you may know, there have been merger discussions with Aloha previously, but nothing had materialized. But after September 11th the ownership and management of both airlines realized their very future, and most certainly the future of airline operations within Hawaii, was in jeopardy. A merger became not only compelling but absolutely necessary.

         There has been considerable talk about this being, or not being, a "merger of equals." Rumors fly around regarding the financial condition of Aloha. These issues are irrelevant. The fact of the matter is these two independent and proud airlines need to pursue this transaction to assure safe, reliable transportation for our State of Hawaii, continued improvements on employee compensation, and sufficient return on shareholders' investment. For all the right reasons, the merger offers the best future for our company.

                  The employees of Hawaiian Airlines have a lot to feel proud about. I understand the reasons many of you wish the merger didn't have to happen. In fact, I really enjoy being Chairman of this company and am reluctant to step down. But, in my view, by taking this action, we are best providing for the future of our company and employees. We will open a big, new door of opportunity to a larger, stronger airline that will fly to new places, offer more jobs and be an even more exciting place to work - the kind of airline we all want Hawaiian to become, but which would not be possible were it not for this merger.

                  It's time to seize this opportunity, to forge ahead. Your management and I ask for your continued support and cooperation to make our new airline a reality. The spirit of our wonderful Hawaiian culture will continue to live.